ROPES & GRAY LLP
THREE EMBARCADERO CENTER
SAN FRANCISCO, CA 94111-4006
WWW.ROPESGRAY.COM

Alexandra Oprescu
T +1 415 315 2334
F +1 415 315 4870
alexandra.oprescu@ropesgray.com

July 16, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cindy Rose

Re:

Annual Report on Form N-CSR for the twelve-month period ended October 31, 2011 filed on January 4, 2012 for Schroder Series Trust (File No. 811-7840), Schroder Global Series Trust (File No. 811-21364) and Schroder Capital Funds (Delaware) (File No. 811-1911).

Dear Ms. Rose:

This letter sets forth the response of Schroder Series Trust, Schroder Global Series Trust and Schroder Capital Funds (Delaware) (the “Trusts”) to the comment you provided to Colleen Meyer of Ropes & Gray LLP telephonically on June 6, 2012.   For convenience of reference, I have summarized below the text of the comment in bold before the response; the Trusts’ response follows in normal typeface.

Comment:  The disclosure relating to transfers between Level 1 and Level 2 in the footnote to the Schedules of Investments for the Schroder Emerging Market Equity Fund, and other applicable funds, should be revised to show the amount of the transfers between Level 1 and Level 2 during the period as required by the Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”).

Response:  The Trusts have revised the footnote disclosure relating to transfers between Level 1 and Level 2 in the Trusts’ semi-annual report for the six-month period ended April 30, 2012 (the “Semi-Annual Report”) to quantify the amount of transfers.  Below is an example of the revised footnote from the Semi-Annual Report, which has been mailed to shareholders and was filed with the Securities and Exchange Commission on July 6, 2012 (Accession No. 0001104659-12-047827), for Schroder Emerging Market Equity Fund:

Transfers between investment levels may occur as markets fluctuate and/or the availability of data used in an investment’s valuation changes. The Fund generally recognizes transfers between the levels as of the beginning of the period. As of April 30, 2012, the Fund had securities with a total value of $1,224,098 transfer from Level 1 to Level 2. The change in level occurred due to developments that occurred between the time of closing of the foreign markets on which those securities trade and the close of business on the New York Stock Exchange.

I hope that the foregoing is responsive to your comments.  If you have any questions please call me at 415-315-2334 or my colleague Colleen Meyer at 415-315-6366.  Thank you for your efforts in reviewing the Trusts’ annual reports on Form N-CSR.

Very truly yours,

/s/ Alexandra Oprescu

Alexandra Oprescu

cc:

Carin Muhlbaum, Esq.
Mr. Alan M. Mandel
Abby L. Ingber, Esq.
Timothy W. Diggins, Esq.
Colleen B. Meyer, Esq.